Toronto, Ontario, February 11, 2004

AUR RESOURCES INC. ESTABLISHES A NEW COPPER PRODUCTION RECORD AND REPORTS EARNINGS OF US$10.9 MILLION IN 2003

Earnings in the Fourth Quarter of 2003 were US$7.4 Million and Operating Cash Flow was US$21.7 Million

(All dollar amounts are expressed in United States currency)

2003 Highlights:

Aur Resources Inc. had revenues of $215.6 million, net earnings of $10.9 million, equal to $0.11 or CDN$0.16 per share, and cash flow from operating activities of $60.2 million, equal to $0.65 or CDN$0.91 per share, in 2003. Cash and working capital were $75.3 million and $98.2 million, respectively, at December 31, 2003.

Copper production totalled a record 249 million pounds from the Quebrada Blanca, Andacollo and Louvicourt mines. Aur realized $0.84 per pound of copper sold, compared to the LME average price of $0.81 per pound, and continued its reliable, low cost performance at each mine with an average cash operating cost of $0.50 per pound of copper sold in 2003.

In the fourth quarter, Aur had earnings of $7.4 million, equal to $0.08 or CDN$0.11 per share, and cash flow from operating activities of $21.7 million, equal to $0.23 or CDN$0.33 per share. Cash balances increased by $17.3 million to $75.3 million at year end. Aur's average realized copper price was $0.94 per pound in the fourth quarter of 2003, compared to the LME average price of $0.93 per pound.

In 2003, Aur also issued $125 million of senior unsecured notes, fully repaid its bank loan and repaid its $35 million convertible debt obligation to Teck Cominco Limited.

Financial Highlights

Revenues were $61.4 million in the fourth quarter of 2003 compared to $54.3 million for the same period in 2002. Net earnings were $7.4 million, equal to $0.08 per share for the quarter, compared to $2.5 million or $0.02 per share for the same quarter last year. Cash flow from operating activities was $21.7 million, equal to $0.23 per share, compared to $14.9 million or $0.16 per share in the fourth quarter of 2002. Aur's cash position at December 31, 2003 was $75.3 million and working capital was $98.2 million.

Revenues for the year ended December 31, 2003 were $215.6 million compared to $195.6 million in 2002. After the one-time, non-cash charge to earnings of $4.3 million for the unamortized capitalized financing costs associated with Aur's bank loan that was fully repaid in March 2003, Aur's net earnings were $10.9 million, equal to $0.11 per share for the year, compared to $10.6 million or $0.10 per share in 2002. Cash flow from operating activities was $60.2 million, equal to $0.65 per share for 2003, compared to $57.1 million or $0.62 per share in 2002. Aur's cash position at December 31, 2003 increased $17.4 million from December 31, 2002, and working capital increased by $53.0 million.

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2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

The following table presents a summary of Aur's Consolidated Statements of Operations by source for the years ended December 31.

Summary of Consolidated Statements of Operations

	2003	2002
	$000's	$000's
Mine operating earnings (1)		
Louvicourt	9,779	8,020
Andacollo	13,418	10,927
Quebrada Blanca	57,235	39,885
	80,432	58,832
Hedging	3,505	13,011
Depreciation and amortization	(38,915)	(41,521)
Mine closure and site restoration	(2,682)	(1,303)
Minority interests	(3,456)	(1,196)
Net operating earnings	38,884	27,823
Exploration	(3,307)	(3,977)
Administration	(6,007)	(5,017)
Interest on long-term debt	(7,585)	(5,606)
Bank financing costs written-off	(4,279)	-
Stock-based compensation	(311)	-
Taxes and other	(6,535)	(2,605)
Net earnings	10,860	10,618
Basic earnings per share	0.11	0.10

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Aur's forward sale of 4.2 million pounds of copper at $0.83 per pound did not generate revenue in the fourth quarter and Aur realized an average of $0.94 per pound of copper sold, compared to the LME average price for the quarter of $0.93 per pound. In the fourth quarter of 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $3.3 million and assisted Aur in realizing an average of $0.77 per pound of copper sold, compared to the LME average price for the quarter of $0.70 per pound. For the year, revenues from the forward sale of 50 million pounds of copper at $0.83 per pound totalled $3.5 million and assisted Aur in realizing an average of $0.84 per pound of copper sold compared to the LME average of $0.81 per pound. Aur realized an average of $0.78 per pound of copper sold in 2002 compared to the LME average of $0.71 per pound.

The $20.0 million increase in revenues and $17.4 million increase in cash flow in 2003 by comparison to 2002 was principally due to a 7.5 million pound increase in copper sales and a $0.06 per pound higher realized copper price.

Aur issued $125 million of senior unsecured notes in March 2003, repaid its bank loan at that time and repaid the Teck Cominco $35 million convertible debenture on June 30, 2003.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the fourth quarter of 2003 was 65.9 million pounds of copper, 1.5 million pounds of zinc, 36,000 ounces of silver and 1,100 ounces of gold, compared to 65.2 million pounds of copper, 2.9 million pounds of

last year. There were no expenditures on property, plant and equipment in either the fourth quarter of this year or last year.

Louvicourt produced 86.4 million pounds of copper and 39.4 million pounds of zinc from 1,260,334 tonnes of ore milled during the year ended December 31, 2003. Mill throughput was 224,718 tonnes lower and copper and zinc production were 12.8 million pounds and 4.7 million pounds lower, respectively, than last year due to the planned reduction in throughput rates as the mine enters its last 1.5 years of production.

Aur's share of Louvicourt's revenues was $29.4 million for the year ended December 31, 2003, compared to $29.9 million in 2002. The lower revenue was principally due to lower sales volume. Cash operating costs per pound of copper sold, net of by-product credits, for the year were $0.46 per pound of copper sold, the same as in 2002. There were no expenditures on property, plant and equipment for the year in either 2003 or 2002.

The Louvicourt Mine maintained its record of solid performance in 2003 and is expected to continue to do so for the balance of its 1.5 year mine life. Aur holds a 30% interest in and is operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 11.7 million pounds of LME Grade A cathode copper during the fourth quarter of 2003. A total of 3.8 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.75:1. The Andacollo Mine produced 12.5 million pounds of LME Grade A cathode copper during the fourth quarter of 2002. A total of 4.3 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.5:1 in the fourth quarter of 2002.

Andacollo's revenues of $10.2 million, generated from the sale of 11.1 million pounds of copper in the fourth quarter of 2003, were higher than the revenues of $8.9 million in 2002 as a result of higher realized copper prices in the fourth quarter of this year. Cash operating costs were $6.0 million and were $0.8 million lower than the $6.8 million in 2002. The cash operating costs in the fourth quarter of 2003 were $0.54 per pound of copper sold compared to $0.55 for the same period in 2002. Cash flow from operating activities was $3.8 million in the fourth quarter of 2003, compared to $2.4 million in 2002. Expenditures on property, plant and equipment were $0.7 million in the fourth quarter, compared to $0.3 million in 2002.

Andacollo produced 46.4 million pounds of high quality LME Grade A cathode copper during 2003. A total of 16.1 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 48.7 million pounds of copper in 2002. A total of 16.6 million tonnes of rock, of which 3.8 million tonnes was ore, was mined at a strip ratio of 3.3:1 in 2002.

Andacollo's revenues of $37.9 million for the year ended December 31, 2003 were $2.9 million higher than the $35.0 million in 2002 as a result of higher copper prices. Cash operating costs were $24.1 million or $0.53 per pound of copper sold compared to $0.50 per pound last year as a result of lower copper production. Cash flow from operating activities was $13.4 million in 2003, compared to $11.3 million in 2002. Expenditures on property, plant and equipment were $2.1 million for the year, primarily for major overhauls of mining trucks and lead anode replacement, compared to $1.8 million in 2002 and included $0.9 million on the two year, $2.5 million heap leach pad expansion in progress at Andacollo.

Depreciation and amortization expenses were $9.4 million and $38.9 million in the fourth quarter and for the year, respectively, compared to $11.4 million and $41.5 million, respectively, in 2002. Depreciation and amortization expenses were lower in 2003 compared to 2002 as a result of the increase in reserves in the Quebrada Blanca mine plan resulting from incorporating the results of the drilling carried out to December 31, 2002.

As described in note 2(a) to the interim financial statements for the period ended December 31, 2003, in accordance with the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") effective January 1, 2003, Aur changed its accounting policy for asset retirement obligation costs included in mine closure and site restoration costs. As a result, non-cash mine closure and site-restoration expenses were a recovery of $0.4 million and an expense of $2.7 million in the fourth quarter and for the year, respectively, compared to a recovery of $0.0 million and an expense of $1.3 million, respectively, in 2002. The change in accounting policy for asset retirement obligations was applied retroactively and reduced mine closure and site restoration expense by $0.6 million in the three months and year ended December 31, 2002. Mine closure and site restoration expenses were $1.4 million higher in 2003, compared to 2002, primarily due to higher accrued employee severance costs at the Andacollo and Quebrada Blanca mines.

Interest expenses on Aur's long-term debt were $2.1 million and $7.6 million in the fourth quarter and for the year, respectively, compared to $1.3 million and $5.6 million, respectively, in 2002. The principal reason for the higher interest expense was the 6.75% fixed interest rate on the senior notes issued in March 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan in 2002 prior to its repayment in March 2003.

Provision for taxes totalled $1.8 million and $5.3 million in the fourth quarter and for the year, respectively, compared to $0.5 million and $1.7 million, respectively, in 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.6 million and $1.2 million for the quarter and year, respectively, while non-cash future taxes totalled $1.2 million and $4.0 million, respectively. Cash taxes in the fourth quarter and for the year 2002 totalled $0.4 million and $1.5 million, respectively. Aur's tax expense in 2003 is $3.5 million higher than in 2002 primarily due to non-cash future taxes on higher earnings at Quebrada Blanca.

Non-cash minority interests expenses related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $1.7 million and $3.5 million, respectively, in the fourth quarter and for the year, compared to $0.1 million and $1.2 million, respectively, in 2002. The increase in minority interests expenses is due to higher earnings at the Andacollo and Quebrada Blanca mines.

Excluding mineral property acquisition and development costs at the Duck Pond property, investments in property, plant and equipment totalled $2.5 million in the fourth quarter and were $5.0 million for the year, compared to $9.2 million and $27.1 million, respectively, in 2002. The reduction in expenditures on property, plant and equipment in 2003 compared to 2002 is due to the completion in 2002 of the major capital expenditure program at the Quebrada Blanca Mine. Development expenditures at the Duck Pond property totalled $0.8 million in the fourth quarter and $2.1 million for the year, compared to $0.3 million and $4.5 million, respectively, in 2002. Expenditures were higher in 2002 as a result of the $3.8 million acquisition cost of the Duck Pond property in March 2002. A decision with respect to the development of the Duck Pond deposit in Newfoundland has been deferred until such time as the optimization studies for the capital development and mine operating plans have been completed, the location for concentrate shipping facilities has been finalized and discussions with the Government of Newfoundland with respect to infrastructure support have been concluded. This work is not expected to be completed before mid-2004.

product credits, are forecast to average $0.51 per pound in 2004 with fluctuations from quarter to quarter.

Revenue, based upon an average LME copper price of $1.05 per pound in 2004, is expected to be approximately $267 million, including by-product credits. Mine operating costs are expected to be $132 million. Operating profit, after administration, senior notes interest and exploration costs, is expected to be approximately $115 million. Net earnings, after other expenses including depreciation and amortization, mine closure, income tax provision and minority interests totalling $67 million, are forecast at approximately $48 million, equal to $0.52 or CDN$0.70 per share.

Cash flow from operating activities is forecast to be approximately $99 million. Cash expenditures associated with financing activities are expected to total $8 million and are comprised of $6 million for capital leases and $2 million to minority interest holders. Cash expenditures on investing activities, comprised of $5 million at the mines and $3 million of property payments, are expected to total $8 million in 2004. Aur's cash balance at December 31, 2004 is forecast to be $159 million.

The Louvicourt Mine is expected to produce 64 million pounds of copper, 42 million pounds of zinc, 547,000 ounces of silver and 19,100 ounces of gold at a cash operating cost, net of by-product credits, of $0.53 per pound of copper in 2004. No expenditures on property, plant and equipment are planned in 2004.

The Andacollo Mine is expected to produce 48 million pounds of 100% LME Grade A cathode copper at a cash operating cost of $0.54 per pound of copper in 2004. Expenditures on property, plant and equipment are budgeted at $2.6 million in 2004.

The Quebrada Blanca Mine is expected to produce at least 174 million pounds of 100% LME Grade A cathode copper at a cash operating cost of $0.50 per pound of copper in 2004. Expenditures on property, plant and equipment are budgeted at $1.7 million in 2004.

Business development activities, budgeted at $5.4 million for 2004, include $4.6 million to be spent on exploration projects in North, Central and South America and $0.5 million on the search for new advanced-stage acquisitions.

Administration expense is expected to be $6.0 million, the same as in 2003.

Depreciation and amortization expenses are expected to be approximately $39 million, the same as in 2003.

Non-cash mine closure and site restoration expenses are expected to be $2.2 million in 2004.

Cash income tax expense is forecast at approximately $1.3 million while accrued non-cash future income tax expense, primarily at the Quebrada Blanca Mine, is forecast at $14 million in 2004.

Minority interests expense attributable to Aur's partners at the Andacollo and Quebrada Blanca mines is expected to be $10 million in 2004.

Aur has sold forward and holds matching call options for 50 million pounds of copper at a price of $0.83 per pound in 2004. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 50 million pounds of copper production in 2004.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended December 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	292,513	1,023,279	1,870,817	n/a
Grade				
Copper (%)	3.40	0.85	1.13	n/a
Soluble copper (%)	n/a	0.77	0.97	n/a
Zinc (%)	0.97	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.58	-	-	n/a
Copper (pounds)				
Produced	6,362,000	11,742,000	47,789,000	65,893,000
Sold	6,362,000	11,114,000	46,190,000	63,666,000
Less: minority interests	-	(3,334,000)	(4,619,000)	(7,953,000)
Net to Aur	6,362,000	7,780,000	41,571,000	55,713,000
Inventory	-	702,000	2,806,000	3,508,000
Other metals produced and sold				
Zinc (pounds)	1,464,000	-	-	1,464,000
Gold (ounces)	1,100	-	-	1,100
Silver (ounces)	36,000	-	-	36,000
Cost per pound of copper sold	$0.53	$0.54	$0.55	$0.54
2002	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	364,384	1,010,450	1,894,505	n/a
Grade				
Copper (%)	3.35	0.82	1.42	n/a
Soluble copper (%)	n/a	0.73	1.31	n/a
Zinc (%)	1.43	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.83	-	-	n/a
Copper (pounds)				
Produced	7,818,000	12,457,000	44,961,000	65,236,000
Sold	7,818,000	12,409,000	47,881,000	68,108,000
Less: minority interests	-	(3,723,000)	(4,788,000)	(8,511,000)
Net to Aur	7,818,000	8,686,000	43,093,000	59,597,000
Inventory	-	794,000	2,183,000	2,977,000
Other metals produced and sold				
Zinc (pounds)	2,896,000	-	-	2,896,000
Gold (ounces)	2,100	-	-	2,100
Silver (ounces)	64,000	-	-	64,000
Cost per pound of copper sold	$0.45	$0.55	$0.49	$0.50

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 2,386,930 tonnes (2002–855,459 tonnes) of dump leach ore. The processing of dump leach ore was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $1.4 million (2002–$2.0 million) where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Year ended December 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,260,334	3,646,466	7,255,242	n/a
Grade				
Copper (%)	3.21	0.80	1.25	n/a
Soluble copper (%)	n/a	0.73	1.10	n/a
Zinc (%)	1.69	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.85	-	-	n/a
Copper (pounds)				
Produced	25,906,000	46,371,000	176,554,000	248,831,000
Sold	25,906,000	46,461,000	175,931,000	248,298,000
Less: minority interests	-	(13,938,000)	(17,593,000)	(31,531,000)
Net to Aur	25,906,000	35,523,000	158,338,000	216,767,000
Inventory	-	702,000	2,806,000	3,508,000
Other metals produced and sold				
Zinc (pounds)	11,825,000	-	-	11,825,000
Gold (ounces)	5,700	-	-	5,700
Silver (ounces)	206,000	-	-	206,000
Cost per pound of copper sold	$0.46	$0.53	$0.50	$0.50

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,485,052	3,839,492	7,318,846	n/a
Grade				
Copper (%)	3.13	0.77	1.52	n/a
Soluble copper (%)	n/a	0.67	1.41	n/a
Zinc (%)	1.61	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.77	-	-	n/a
Copper (pounds)				
Produced	29,737,000	48,743,000	162,761,000	241,241,000
Sold	29,737,000	48,226,000	162,844,000	240,807,000
Less: minority interests	-	(14,468,000)	(16,284,000)	(30,752,000)
Net to Aur	29,737,000	33,758,000	146,560,000	210,055,000
Inventory	-	794,000	2,183,000	2,977,000
Other metals produced and sold				
Zinc (pounds)	13,233,000	-	-	13,233,000
Gold (ounces)	8,300	-	-	8,300
Silver (ounces)	224,000	-	-	224,000
Cost per pound of copper sold	$0.46	$0.50	$0.48	$0.48

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 6,806,342 tonnes (2002–3,198,479 tonnes) of dump leach ore. The processing of dump leach ore was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $7.7 million (2002–$8.4 million) where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share)	Three months ended December 31		Year ended December 31	
	2003	2002	**2003**	2002
	$	$	**$**	$
	(Unaudited)			
Operating revenues				
Mining	**61,433**	51,021	**212,096**	182,611
Hedging	**-**	3,320	**3,505**	13,011
	61,433	54,341	**215,601**	195,622
Expenses				
Mining	**36,116**	35,945	**131,664**	123,779
Exploration	**1,059**	1,246	**3,307**	3,977
Administration	**1,909**	1,265	**6,007**	5,017
Depreciation and amortization (note 2(a))	**9,407**	11,403	**38,915**	41,521
Mine closure and site restoration (note 2(a))	**(428)**	(5)	**2,682**	1,303
Interest on long-term debt	**2,109**	1,297	**7,585**	5,606
Bank financing costs written-off (note 6)	**-**	-	**4,279**	-
Stock-based compensation (note 2(b))	**311**	-	**311**	-
Other (note 9)	**166**	142	**1,285**	858
	50,649	51,293	**196,035**	182,061
Earnings before taxes and minority interests	**10,784**	3,048	**19,566**	13,561
Income and resource taxes (note 2(a))	**(1,772)**	(515)	**(5,250)**	(1,747)
Earnings before minority interests	**9,012**	2,533	**14,316**	11,814
Minority interests (note 2(a))	**(1,659)**	(58)	**(3,456)**	(1,196)
Net earnings for the period	**7,353**	2,475	**10,860**	10,618
Basic earnings per share (note 8(b))	**0.08**	0.02	**0.11**	0.10
Diluted earnings per share (note (8(b))	**0.08**	0.02	**0.11**	0.09

Consolidated Statements of Retained Earnings (in thousands of United States dollars)	Three months ended December 31		Year ended December 31	
	2003	2002	**2003**	2002
	$	$	**$**	$
	(Unaudited)			
Retained earnings – beginning of period	**32,314**	27,416	**29,450**	22,974
Adjustment to reflect change in accounting policy for mine closure and site restoration costs (note 2(a))	**-**	-	**-**	(2,377)
Retained earnings as restated – Beginning of year	**32,314**	27,416	**29,450**	20,597
Net earnings for the period	**7,353**	2,475	**10,860**	10,618
Accretion of equity portion of convertible debt	**-**	(441)	**(643)**	(1,765)
Retained earnings – end of period	**39,667**	29,450	**39,667**	29,450

See accompanying notes to interim consolidated financial statements.

Aur
RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at December 31 2003	 2002
	$	$
Assets		
Current		
Cash	**75,313**	57,869
Receivables	**12,187**	13,665
Inventories and prepaid expenses (note 3)	**44,552**	37,100
	132,052	108,634
Property, plant and equipment (note 2(a))	**291,544**	319,830
Net future income and resource taxes (note 2(a))	**1,299**	5,329
Long-term copper inventory and other (note 4)	**22,265**	21,395
	447,160	455,188
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**27,871**	27,191
Current portion of bank loan (note 6)	**-**	32,388
Current portion of obligation under capital lease	**5,944**	3,791
	33,815	63,370
Senior notes (note 5)	**125,000**	-
Bank loan (note 6)	**-**	88,144
Liability portion of convertible debt (note 7)	**-**	1,484
Obligation under capital lease	**11,151**	10,002
Obligation on properties purchased	**437**	2,532
Mine closure and site restoration (note 2(a))	**20,702**	15,616
Minority interests (note 2(a))	**34,755**	31,434
	192,045	149,212
	225,860	212,582
Contingency (note 12)		
Shareholders' equity		
Share capital (note 8)	**177,160**	174,333
Contributed surplus – stock-based compensation (note 2(b))	**311**	-
Equity portion of convertible debt (note 7)	**-**	33,516
Cumulative translation adjustment	**4,162**	5,307
Retained earnings (note 8(d))	**39,667**	29,450
	221,300	242,606
	447,160	455,188

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars)	Three months ended December 31		Year ended December 31	
	2003	2002	**2003**	2002
	$	$	$	$
	(Unaudited)			
Operating activities				
Net earnings for the period	**7,353**	2,475	**10,860**	10,618
Non-cash items -				
Depreciation and amortization	**9,407**	11,403	**38,915**	41,521
Future income and resource taxes	**1,225**	69	**4,030**	264
Mine closure and site restoration	**(428)**	262	**2,682**	1,115
Gain on sale of marketable securities	**-**	-	**-**	(122)
Gain on sale of property, plant and equipment	**(78)**	(36)	**(574)**	(11)
Interest on obligation on property purchased	**17**	19	**570**	727
Bank financing costs written-off	**-**	-	**4,279**	-
Foreign exchange	**-**	(15)	**-**	(25)
Stock-based compensation	**311**	-	**311**	-
Provision for supplies inventories	**986**	-	**986**	-
Minority interests	**1,659**	58	**3,456**	1,196
	20,452	14,235	**65,515**	55,283
Net change in non-cash working capital items (note 10)	**1,294**	677	**(5,293)**	1,787
	21,746	14,912	**60,222**	57,070
Financing activities				
Senior notes proceeds	**-**	-	**125,000**	-
Senior notes financing costs	**(12)**	-	**(1,761)**	-
Principal repayment of bank loan	**-**	(12,400)	**(120,532)**	(35,418)
Convertible debt repayment	**-**	-	**(35,000)**	-
Capital lease principal payments	**(1,793)**	(1,944)	**(4,404)**	(3,424)
Common shares issued	**638**	97	**2,827**	646
Accretion of equity portion of convertible debt	**-**	(441)	**(643)**	(1,765)
Foreign exchange and other	**179**	191	**183**	379
	(988)	(14,497)	**(34,330)**	(39,582)
Investing activities				
Property, plant and equipment	**(2,479)**	(9,215)	**(4,988)**	(27,068)
Mineral property acquisition and development	**(794)**	(289)	**(2,092)**	(4,475)
Principal payment on property purchased	**(245)**	(245)	**(2,495)**	(2,495)
Proceeds on disposal of property, plant and equipment	**83**	25	**1,127**	25
Proceeds on sale of marketable securities	**-**	-	**-**	579
	(3,435)	(9,724)	**(8,448)**	(33,434)
Foreign exchange on cash held in foreign currency	**-**	15	**-**	24
Increase (decrease) in cash for the period	**17,323**	(9,294)	**17,444**	(15,922)
Cash – beginning of period	**57,990**	67,163	**57,869**	73,791
Cash – end of period	**75,313**	57,869	**75,313**	57,869

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Statements of Operations for the three months ended December 31
(in thousands of United States dollars, except earnings per share)

2003 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,994	10,227	43,212	-	61,433
Hedging	-	-	-	-	-
	7,994	10,227	43,212	-	61,433
Expenses					
Mining	4,796	6,012	25,308	-	36,116
Exploration	-	-	-	1,059	1,059
Administration	-	-	-	1,909	1,909
Depreciation and amortization	274	2,554	6,388	191	9,407
Mine closure and site restoration	54	54	(536)	-	(428)
Interest on long-term debt	-	-	-	2,109	2,109
Stock-based compensation	-	-	-	311	311
Other	-	21	193	(48)	166
	5,124	8,641	31,353	5,531	50,649
Earnings (loss) before taxes	2,870	1,586	11,859	(5,531)	10,784
Income and resource taxes	(1,267)	611	(1,856)	740	(1,772)
Earnings (loss) before minority interests	1,603	2,197	10,003	(4,791)	9,012
Minority interests	-	(659)	(1,000)	-	(1,659)
Net earnings (loss)	1,603	1,538	9,003	(4,791)	7,353

2002 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,836	8,861	34,324	-	51,021
Hedging	-	-	-	3,320	3,320
	7,836	8,861	34,324	3,320	54,341
Expenses					
Mining	5,507	6,828	23,610	-	35,945
Exploration	-	-	-	1,246	1,246
Administration	-	-	-	1,265	1,265
Depreciation and amortization	764	2,498	8,038	103	11,403
Mine closure and site restoration	3	(127)	119	-	(5)
Interest on long-term debt	-	-	-	1,297	1,297
Other	-	271	43	(172)	142
	6,274	9,470	31,810	3,739	51,293
Earnings (loss) before taxes	1,562	(609)	2,514	(419)	3,048
Income and resource taxes	(808)	2	(115)	406	(515)
Earnings (loss) before minority interests	754	(607)	2,399	(13)	2,533
Minority interests	-	182	(240)	-	(58)
Net earnings (loss)	754	(425)	2,159	(13)	2,475

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Statements of Operations for the years ended December 31
(in thousands of United States dollars, except earnings per share)

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	29,422	37,892	144,782	-	212,096
Hedging	-	-	-	3,505	3,505
	29,422	37,892	144,782	3,505	215,601
Expenses					
Mining	19,643	24,474	87,547	-	131,664
Exploration	-	-	-	3,307	3,307
Administration	-	-	-	6,007	6,007
Depreciation and amortization	2,725	9,440	25,686	1,064	38,915
Mine closure and site restoration	181	581	1,920	-	2,682
Interest on long-term debt	-	-	-	7,585	7,585
Bank financing costs written-off	-	-	-	4,279	4,279
Stock-based compensation	-	-	-	311	311
Other	-	269	359	657	1,285
	22,549	34,764	115,512	23,210	195,035
Earnings (loss) before taxes	6,873	3,128	29,270	(19,705)	19,566
Income and resource taxes	(3,348)	-	(4,092)	2,190	(5,250)
Earnings (loss) before minority interests	3,525	3,128	25,178	(17,515)	14,316
Minority interests	-	(938)	(2,518)	-	(3,456)
Net earnings (loss)	3,525	2,190	22,660	(17,515)	10,860

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	29,929	35,004	117,678	-	182,611
Hedging	-	-	-	13,011	13,011
	29,929	35,004	117,678	13,011	195,622
Expenses					
Mining	21,909	24,077	77,793	-	123,779
Exploration	-	-	-	3,977	3,977
Administration	-	-	-	5,017	5,017
Depreciation and amortization	3,792	9,468	27,807	454	41,521
Mine closure and site restoration	138	396	769	-	1,303
Interest on long-term debt	-	-	-	5,606	5,606
Other	-	686	65	107	858
	25,839	34,627	106,434	15,161	182,061
Earnings (loss) before taxes	4,090	377	11,244	(2,150)	13,561
Income and resource taxes	(2,673)	(13)	(374)	1,313	(1,747)
Earnings (loss) before minority interests	1,417	364	10,870	(837)	11,814
Minority interests	-	(109)	(1,087)	-	(1,196)
Net earnings (loss)	1,417	255	9,783	(837)	10,618

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Statements of Cash Flow for the three months ended December 31
(in thousands of United States dollars)

2003 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,603	1,538	9,003	(4,791)	7,353
Non-cash items	1,095	2,657	8,688	659	13,099
	2,698	4,195	17,691	(4,132)	20,452
Net change in non-cash working capital items	(1,837)	(377)	369	3,139	1,294
	861	3,818	18,060	(993)	21,746
Financing activities					
Senior notes financing costs	-	-	-	(12)	(12)
Capital lease principal payments	-	(1,225)	(568)	-	(1,793)
Common shares issued	-	-	-	638	638
Foreign exchange and other	-	(135)	-	314	179
	-	(1,360)	(568)	940	(988)
Investing activities					
Property, plant and equipment	-	(747)	(1,732)	-	(2,479)
Mineral property acquisition and development	-	-	-	(794)	(794)
Principal payment on property purchased	-	-	-	(245)	(245)
Other	-	-	-	83	83
	-	(747)	(1,732)	(956)	(3,435)
Intersegment distributions	(1,095)	(2,844)	(25,043)	28,982	-
Increase (decrease) in cash for the period	(234)	(1,133)	(9,283)	27,973	17,323
Cash – beginning of period	537	2,338	20,211	34,904	57,990
Cash – end of period	303	1,205	10,928	62,877	75,313

2002 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	754	(425)	2,159	(13)	2,475
Non-cash items	1,304	2,319	8,569	(432)	11,760
	2,058	1,894	10,728	(445)	14,235
Net change in non-cash working capital items	(2,557)	497	2,869	(132)	677
	(499)	2,391	13,597	(577)	14,912
Financing activities					
Principal repayment of bank loan	-	-	-	(12,400)	(12,400)
Capital lease principal payments	-	(1,226)	(718)	-	(1,944)
Common shares issued	-	-	-	97	97
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and other	-	(105)	-	296	191
	-	(1,331)	(718)	(12,448)	(14,497)
Investing activities					
Property, plant and equipment	-	(343)	(8,829)	(43)	(9,215)
Mineral property acquisition and development	-	-	-	(289)	(289)
Principal payment on property purchased	-	-	-	(245)	(245)
Other	25	-	-	-	25
	25	(343)	(8,829)	(577)	(9,724)
Foreign exchange on cash held in foreign currency	-	-	-	15	15
Intersegment distributions	376	(2,119)	(12,893)	14,636	-
Increase (decrease) in cash for the period	(98)	(1,402)	(8,843)	1,049	(9,294)
Cash – beginning of period	504	2,400	21,422	42,837	67,163
Cash – end of period	406	998	12,579	43,886	57,869

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

Consolidated Segmented Statements of Cash Flow for the years ended December 31
(in thousands of United States dollars)

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	3,525	2,190	22,660	(17,515)	10,860
Non-cash items	5,188	10,960	33,662	4,845	54,655
	8,713	13,150	56,322	(12,670)	65,515
Net change in non-cash working capital items	(187)	287	(8,352)	2,959	(5,293)
	8,526	13,437	47,970	(9,711)	60,222
Financing activities					
Senior notes proceeds, net	-	-	-	123,239	123,239
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Capital lease principal payments	-	(2,402)	(2,002)	-	(4,404)
Common shares issued	-	-	-	2,827	2,827
Accretion of equity portion of convertible debt	-	-	-	(643)	(643)
Other	-	(135)	-	318	183
	-	(2,537)	(2,002)	(29,791)	(34,330)
Investing activities					
Property, plant and equipment	-	(2,078)	(2,842)	(68)	(4,988)
Mineral property acquisition and development	-	-	-	(2,092)	(2,092)
Principal payment on property purchased	-	-	-	(2,495)	(2,495)
Proceeds on disposal of property, plant & equipment	34	-	800	293	1,127
	34	(2,078)	(2,042)	(4,362)	(8,448)
Intersegment distributions	(8,663)	(8,615)	(45,577)	62,855	-
Increase (decrease) in cash for the period	(103)	207	(1,651)	18,991	17,444
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	303	1,205	10,928	62,877	75,313

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,417	255	9,783	(837)	10,618
Non-cash items	5,748	9,843	29,856	(782)	44,665
	7,165	10,098	39,639	(1,619)	55,283
Net change in non-cash working capital items	(547)	1,194	(402)	1,542	1,787
	6,618	11,292	39,237	(77)	57,070
Financing activities					
Principal repayment of bank loan	-	-	-	(35,418)	(35,418)
Capital lease principal payments	-	(2,403)	(1,021)	-	(3,424)
Common shares issued	-	-	-	646	646
Accretion of equity portion of convertible debt	-	-	-	(1,765)	(1,765)
Foreign exchange and other	-	(105)	-	484	379
	-	(2,508)	(1,021)	(36,053)	(39,582)
Investing activities					
Property, plant and equipment	-	(1,752)	(25,234)	(82)	(27,068)
Mineral property acquisition	-	-	-	(4,475)	(4,475)
Principal payment on property purchased	-	-	-	(2,495)	(2,495)
Other	25	-	-	579	604
	25	(1,752)	(25,234)	(6,473)	(33,434)
Foreign exchange on cash held in foreign currency	-	-	-	24	24
Intersegment distributions	(6,568)	(6,559)	(26,738)	39,865	-
Increase (decrease) in cash for the period	75	473	(13,756)	(2,714)	(15,922)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	406	998	12,579	43,886	57,869

See accompanying notes to interim consolidated financial statements.

(b) Stock-based compensation

Effective January 1, 2003, Aur adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. Under the new recommendations, Aur will charge to earnings stock-based compensation for options granted since January 1, 2003 on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. Previously, the intrinsic method of accounting for stock-based compensation was used. The new method was applied prospectively without restatement of the 2002 financial statements.

3. Inventories and prepaid expenses

	2003	2002
	$	$
Cathode copper	**1,941**	1,479
In-process inventories	**31,856**	25,340
Mine supplies	**9,820**	9,357
Prepaid expenses	**935**	924
	44,552	37,100

4. Long-term copper inventory and other

	2003	2002
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing costs	**1,574**	-
Purchased call options	**1,297**	1,967
Other	**647**	681
	22,265	21,395

(a) Long-term in-process copper inventory

Long-term in-process copper inventory is in-process inventory that is segregated and not currently scheduled to be recovered until near the end of the Quebrada Blanca mine's life.

(b) Deferred financing costs

Deferred financing costs is the unamortized balance of the fees and expenses incurred to issue Aur's $125,000 of senior notes and is net of $188 of amortization. This amount is being amortized on a straight-line basis over the term of the senior notes.

(c) Purchased call options

Purchased call options is the unamortized balance of the costs incurred to purchase call options described in note 11(f) of Aur's consolidated financial statements for 2002 and is net of $1,053 of amortization. This amount is amortized as the call options mature.

Aur RESOURCES INC.

(b) Earnings per common share

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)			
(i) Basic				
Numerator				
Net earnings	**7,353**	2,475	**10,860**	10,618
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**-**	(286)	**(417)**	(1,144)
Income available to shareholders	**7,353**	2,189	**10,443**	9,474
Denominator (#000's)				
Weighted average number of shares	**93,075**	91,835	**93,075**	91,835
Basic earnings per share	**0.08**	0.02	**0.11**	0.10
(ii) Diluted				
Numerator				
Income available to shareholders	**7,353**	2,189	**10,443**	9,474
Denominator (#000's)				
Weighted average number of shares	**93,075**	91,835	**93,075**	91,835
Potential issuance of shares from convertible debt	**-**	14,643	**-**	14,643
Potential issuance of shares from purchase options	**878**	1,094	**878**	1,094
Potential incremental issuance from stock-based compensation	**147**	-	**147**	-
	94,100	107,572	**94,100**	107,572
Diluted earnings per share	**0.08**	0.02	**0.11**	0.09

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended December 31 2003:

	December 31, 2003			
	Three months ended		Year ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#000's	CDN$	#000's	CDN$
	(Unaudited)			
Balance – beginning of period	2,903	2.76	3,319	2.57
Granted	41	6.15	831	3.69
Exercised	(385)	2.45	(1,397)	2.60
Expired	(6)	7.11	(138)	4.08
Forfeited	-	-	(62)	2.07
Balance – end of period	2,553	2.85	2,553	2.85

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share in 2002 would have been as follows:

	December 31, 2002			
	Three months ended		Year ended	
	$	$/share	$	$/share
Net earnings, as reported	2,475	0.02	10,618	0.10
Stock-based compensation expense	(23)	-	(79)	-
Pro forma net earnings	2,452	0.02	10,539	0.10

For purposes of the stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0% (2002 – 0%), expected volatility of 43% (2002 – 42%), risk-free interest rate of 3.5% (2002 – 4.2%) and expected life of 27 months (2002 – 36 months).

9. Other expenses (revenues)

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)			
Interest on obligation under capital lease	**202**	123	**941**	640
Interest and other income	**(397)**	(395)	**(1,601)**	(2,125)
Interest and financing costs	**220**	111	**1,201**	1,618
Foreign exchange	**121**	5	**845**	25
Gain on disposal of capital assets	**(78)**	-	**(574)**	-
Gain on sale of marketable securities and investments	**-**	-	**-**	(122)
Other	**98**	298	**473**	822
	166	142	**1,285**	858

10. Supplementary cash flow information

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)			
Receivables	**(2,611)**	(5,618)	**1,478**	(1,767)
Inventories	**(2,945)**	3,771	**(7,452)**	933
Accounts payable and accrued liabilities	**6,849**	2,524	**680**	2,621
	1,293	677	**5,294**	1,787
Other information:				
Interest paid	**-**	1,454	**5,774**	9,212
Income, resource & capital taxes paid	**238**	1,648	**1,029**	2,528

11. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the estimated fair value as at year end was $500 (2002 – $550). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at year end was a gain of $151 (2002 – gain of $nil). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at year end was a loss of $2,119 (2002 – gain of $8,036).

Aur RESOURCES INC.

12. Contingent liability

The Chilean Internal Revenue Service (the "IRS") has issued to Quebrada Blanca a notice of reassessment for guarantee fee deductions claimed by Quebrada Blanca for years up to and including 1997. The deductions for guarantee fees totalled $17.5 million and relate to third party bank loans to Quebrada Blanca guaranteed by a previous shareholder of Quebrada Blanca, Teck Cominco. As part of Aur's acquisition of Quebrada Blanca in November 2000, Aur Resources Inc. purchased from Teck Cominco the $17.5 million guarantee fees owed by Quebrada Blanca. In 2003, Quebrada Blanca paid to Aur Resources Inc. the full amount of the guarantee fees. The IRS has reassessed Quebrada Blanca to disallow the deduction by Quebrada Blanca of $17.5 million in years up to and including 1997, thereby reducing by the same amount tax loss carryforwards that would otherwise be available to Quebrada Blanca. In addition, the IRS has reassessed Quebrada Blanca for withholding taxes of $9.4 million also relating to the payment of guarantee fees to Aur Resources Inc. in 2003. It is the opinion of management and Quebrada Blanca's legal counsel that Quebrada Blanca's income tax filings to 1997 with respect to the guarantee fees are correct and that the payment of the guarantee fees to Aur Resources Inc. in 2003 does not attract withholding taxes. Quebrada Blanca is not required to prepay any amounts related to the reassessments. Should the IRS reassessment not be overturned, however, interest would be due on the $9.4 million of withholding taxes. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the financial statements; however, should Quebrada Blanca ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of Quebrada Blanca's expense of $9.4 million plus interest. Aur intends to vigorously contest this reassessment.